VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street,

 NE Washington, D.C. 20549

August 16, 2022

Re:Facible BioDiagnostics, Inc.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

File No. 024-11878

To Whom It May Concern:

On behalf of Facible BioDiagnostics, Inc. (the “Company”), I hereby request qualification of the above-referenced amended offering statement at 2:00PM, Eastern Time, on Friday, August 19, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Dr. Steven Burden, Ph.D.

Dr. Steven Burden, Ph.D.

Director, Chief Executive Officer, President

 Facible BioDiagnostics, Inc.